EXHIBIT 12.01
THE HARTFORD FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(In millions)

	For the years ended December 31,
	2017	2016	2015	2014	2013
EARNINGS:
Income from continuing operations, before income taxes [1]	723	447	1,478	1,232	987
Less: Undistributed earnings from limited partnerships and other alternative investments	—	—	—	17	41
Add: Total fixed charges	337	351	375	396	421
Total earnings	1,060	798	1,853	1,611	1,367

FIXED CHARGES:
Interest expense	$316	$327	$346	$365	$384
Interest factor attributable to rentals and other [2]	21	24	29	31	37
Total fixed charges	337	351	375	396	421
Preferred stock dividend requirements [3]	—	—	—	—	13
Total fixed charges and preferred stock dividend requirements	$337	$351	$375	$396	$434

RATIOS:
Total earnings to total fixed charges	3.1	2.3	4.9	4.1	3.2
Total earnings to total fixed charges and preferred stock dividend requirements	3.1	2.3	4.9	4.1	3.1

Deficiency of total earnings to total fixed charges [4]	$—	$—	$—	$—	$—
Deficiency of total earnings to total fixed charges and preferred stock dividend requirements [4]	$—	$—	$—	$—	$—

[1]	Excludes undistributed earnings from equity method investments.

[2]
Interest factor attributable to rentals and other includes 1/3 of total rent expense as disclosed in the notes to the financial statements, capitalized interest and amortization of debt issuance costs.

[3]
Preferred stock dividend requirements represent the amount of pre-tax earnings that would be required to pay the dividends on outstanding preferred stock. Preferred stock dividend requirements are determined using the Company's effective income tax rate unless use of the Company's effective income tax rate would result in pre-tax losses for purposes of determining the dividend requirements.

[4]	Represents additional earnings that would be necessary to result in a one-to-one ratio.

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